
April 19, 2024

Gagan Dhingra
Interim Chief Financial Officer
Lucid Group, Inc.
7373 Gateway Boulevard
Newark, CA 94560

> **Re: Lucid Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 27, 2024**
> **File No. 001-39408**

Dear Gagan Dhingra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenue, page 77

1.  Please tell us and expand your disclosures to provide additional insight for the increase in inventory and firm purchase commitments write-downs in 2023. Additionally, expand your critical accounting policy disclosures to identify the material assumptions you used in determining the allowance for excess or obsolete inventory, including more details of how you develop certain assumptions such as current and future demand forecasts.

Note 2 - Summary of Significant Accounting Policies
Segment Reporting, page 98

2.  Please disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues in future filings. In addition, disclose long-lived assets located in your country of domicile and located in all foreign countries in total in which you hold assets. Also disclose the amount

of revenues from external customers attributed to and the amount of long-lived assets in an individual foreign country, if material.  Refer to ASC 280-10-50-41.

Revenue from Contracts with Customers, page 101

3.  Please tell us whether the revenue recognition policies disclosed for vehicle sales without Residual Value Guarantee apply to vehicles sales under the EV Purchase Agreement.  If different, please disclose in future filings the revenue recognition policies applied to vehicle sales under the EV Purchase Agreement.

Note 20 - Related Party Transactions, page 129

4.  We note you disclosed various related party transactions.  Please identify on the face of your consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows the amounts of all related party transactions and balances in future filings pursuant to Rule 4-08(k) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing